UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Non-Reliance on Previously Issued Financial Statements

On January 14, 2025, the management of Polestar Automotive Holding UK PLC (the “Company”), in consultation with the Audit Committee of the Board of Directors (the “Audit Committee”), concluded that the Company’s previously issued audited financial statements included within Annual Reports on Form 20-F for the years ended December 31, 2022 and December 31, 2023 (the “Audited Affected Financials”) and the unaudited interim financial information included within Current Reports on Form 6-K for the quarterly periods ending on and falling between September 30, 2022 and June 30, 2024 (the “Unaudited Affected Financials” and together with the Audited Affected Financials, the “Affected Financials”) contain errors that warrant restatement of the Audited Affected Financials and the interim financial information for the six-month periods ended June 30, 2023, and June 30, 2024.

The primary reason for this restatement decision relates to balance sheet errors concerning the Company’s unique tooling (further explained below), which have resulted in an underreporting of assets and accrued liabilities in matching amounts for the periods referenced above. The correction of these balance sheet errors will have no impact on previously reported revenue, operating loss, net loss, adjusted EBITDA or net assets, nor do these corrections affect the Company’s underlying business operations, cash position, or liquidity.

As previously disclosed, the Company owns unique tooling which is used in the manufacturing of its vehicles. This unique tooling has previously been recognised as property plant and equipment once either the production standard part process test is conducted or production utilizing the unique vendor tools has occurred. Management has determined that certain unique tooling should have instead been recognised as assets under construction (“AUC”) according to the progression of work, resulting in a material understatement of AUC and a corresponding understatement of accrued liabilities in the Affected Financials. The reconsideration of AUC recognition will change the timing of recognising AUC but will not change the expected total amount of AUC recognised.

A reclassification of cash flows between operating and investing activities and other smaller errors that have been identified will also be corrected as part of this restatement process.

As a result of the above noted accounting errors, the Audit Committee, based on the recommendation of, and after consultation with, the Company’s management, have further concluded that the Affected Financials should no longer be relied upon, including the associated report of the Company’s independent registered public accounting firm, Deloitte AB (“Deloitte”). Similarly, any quarterly results issued during the aforementioned periods, press releases, shareholder communications, investor presentations or other communications describing relevant portions of the Affected Financials should no longer be relied upon.

The Company is in the process of finalizing the restatement adjustments and evaluating the impact of the above accounting errors on its assessment of the effectiveness of internal control over financial reporting. The Company intends to restate the Audited Affected Financials in an amendment to its Annual Report on Form 20-F for the year ended December 31, 2023. Regarding the Unaudited Affected Financials, the Company intends to restate the interim financial information for the six-month periods ended June 30, 2023, and June 30, 2024, through an amendment to its Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 30, 2024. Except as described in the preceding sentence, the Company does not expect to restate the quarterly Unaudited Affected Financials.

The conclusions of the Audit Committee and Company management described above have been discussed with Deloitte.

Forward-Looking Statements

Certain statements in this Form 6-K may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars, Geely and Xingji Mezu Group, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) the identification and remediation of accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors and the successful filing of restatements of any SEC reports; (7) Polestar’s ability to continue to meet stock exchange listing standards; (8) changes in domestic and foreign business, market, financial, political and legal conditions; (9) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (10) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (11) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (12) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (13) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (14) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (15) risks related to future market adoption of Polestar’s offerings; (16) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (17) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (18) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (19) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (20) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (21) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, tax audits, investigations and inquiries; (22) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: January 16, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: January 16, 2025	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer